UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number 001-35751

STRATASYS LTD.

(Translation of registrant’s name into English)

c/o Stratasys, Inc. 7665 Commerce Way Eden Prairie, Minnesota 55344	1 Holtzman Street, Science Park P.O. Box 2496 Rehovot, Israel 76124
(Addresses of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Prospective Acquisition

On December 9, 2020, Stratasys Ltd. (“we,” “us,” “Stratasys” or the “Company”) announced the signing of a definitive agreement pursuant to which the Company will acquire privately-held Origin Inc. (“Origin”). The Company will pay to the stockholders of Origin a combination of Stratasys ordinary shares and cash as the consideration for the acquisition. A copy of our press release announcing the acquisition is furnished as Exhibit 99.1 to this Report on Form 6-K (this “Form 6-K”).

Stratasys will hold a conference call on December 9, 2020 at 8:30 am EST to discuss the acquisition of Origin. We are furnishing, as Exhibit 99.2 to this Form 6-K, a copy of the slide presentation to be referenced on that call, which contains additional information for investors regarding the acquisition and the prospects for Stratasys following the acquisition.

The information in this Form 6-K (excluding the exhibits hereto) is incorporated by reference in the Company’s registration statements on Form S-8, SEC file numbers 333-190963 and 333-236880, filed by the Company with the Securities and Exchange Commission on September 3, 2013 and March 4, 2020, respectively, and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: December 9, 2020	By:	/s/ Lilach Payorski
	Name:	Lilach Payorski
	Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Press release, dated December 9, 2020, announcing Stratasys’ acquisition of Origin

99.2	Slide presentation containing additional information related to the acquisition and Stratasys’ prospects following the acquisition, to be referenced on an investors’ conference call being held on December 9, 2020

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